January 29, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-4631

Re:	Insignia Systems, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed March 31, 2009 File #1-13471

Dear Sir or Madam:

This letter is in response to the comment letter dated December 22, 2009, relating to our Form 10-K for the year ended December 31, 2008.  This letter sets forth each comment followed by our response.  We are also filing today an amendment to the Form 10-K for the year ended December 31, 2008, and amendments to our Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

Comment

Form 10-K for the Fiscal Year Ended December 31, 2008

Patents and Trademarks, page 6

1.

In future filings, please disclose who the Developer is, and clarify, if true, that the company does not rely upon any rights granted by the Developer with respect to the POPSign program.  Also, it appears that you have not filed the license agreement with the Developer as an exhibit to the annual report.  Please tell why this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K, or otherwise, please file the agreement as an exhibit with your next annual report.

Response

The technology obtained from the Developer relates to the Company’s thermal paper sign card product, and not the Company’s POPSign service business.  The agreement with the Developer was previously filed as an exhibit, but the Company stopped listing the agreement as an exhibit in our Form 10-K for the year ended December 31, 2008, because revenue from this product line was only 2.5 percent of the Company’s revenue in 2008, and the royalties paid to the Developer are no longer material.  Royalties paid to the Developer were approximately $7,900 in 2008, and approximately $5,900 in 2009, and are expected to continue to decline in the future.  References to the Developer will be deleted from future filings.

Securities and Exchange Commission	Insignia Systems, Inc.
January 29, 2010	File #1-13471

Comment

Customers, page 7

2.	In accordance with Item 101(c)(1)(vii) of Regulation S-K, in future filings please identify the customers who accounted for 10% or more of your annual net sales.

Response

This information will be provided in future filings.

Comment

Item 1A – Risk Factors, page 8

3.

Please note that you should disclose all known material risks.  In future filings, please delete the second sentence in the introductory paragraph.  If risks are not deemed material you should not reference them.

Response

The second sentence in the introductory paragraph of Risk Factors will be deleted in future filings.

Comment

Item 15.  Exhibits and Financial Statement Schedules, page 43

4.

We note that portions of the Exclusive Reseller Agreement between Valassis Sales & Marketing Services, Inc. and the Company entered into as of June 12, 2006 (Exhibit 10.8) and Amendment #2 to the same agreement (Exhibit 10.12) have been omitted pursuant to a confidential treatment request filed with the Commission.  Please ensure that in future filings you identify with a footnote the agreements subject to confidential treatment requests.  Also, please tell us why you have not filed Amendment #1 as an exhibit to the annual report, or otherwise file it with your next periodic report.

Response

We will note in future filings the agreements that are subject to confidential treatment requests.  Amendment #1 to the Exclusive Reseller Agreement is being filed as an exhibit with the Form 10-K/A being filed today.

Securities and Exchange Commission	Insignia Systems, Inc.
January 29, 2010	File #1-13471

Comment

Exhibit 31.1. – Certification of Principal Executive Officer

Exhibit 31.2. – Certification of Principal Financial Officer

5.

Your certifications omit the following language at the end of paragraph 4: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant…”  Please file an amendment to your Form 10-K to include certificates that do not exclude the stated language.  Please note that in response to this comment, your amended Form 10-K should include the cover page, explanatory note, signature page and Items 1, 2, 4, and 5 of the certifications.  In addition, since it appears that this is not the first year in which you have filed management’s report on internal control over financial reporting, the Form 10-K/A must also include full Item 9A disclosure as well as the company’s financial statements.  Please also ensure that the revised certifications refer to Form 10-K/A and are currently dated.  Please refer to Section 246.13 of the Division of Corporation Finance – Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  Please comply with this comment with respect to your quarterly report on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009.

Response

The Form 10-K/A being filed today includes the required wording in the certifications, together with Item 9A disclosure and the Company’s financial statements.  The Forms 10-Q/A being filed today for the periods ended March 31, 2009 and June 30, 2009, include the same changes in the certifications.

Comment

Quarterly Report on Form 10-Q For the Period Ended March 31, 2009

Quarterly Report on Form 10-Q For the Period Ended June 30, 2009

Quarterly Report on Form 10-Q For the Period Ended September 30, 2009

6.

We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective “in timely alerting them to material information relating to the Company required to be included in the Company’s periodic filings under the Exchange Act.”  This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  As described, however, the evaluation does not fully conform to the definition in those rules.  Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Please confirm this to us and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Securities and Exchange Commission	Insignia Systems, Inc.
January 29, 2010	File #1-13471

RESPONSE

We will state in future filings that our certifying officers concluded that our disclosure controls and procedures were effective on the applicable dates.  This change has also been made in Item 4 of the Forms 10-Q/A being filed today for the periods ended March 31, 2009 and June 30, 2009.

Comment

Definitive Proxy Statement on Schedule 14A filed on April 6, 2009

General

7.

Item 13 of Form 10-K requires that you provide disclosure in accordance with Item 404 of Regulation S-K.  We are unable to locate disclosure regarding certain relationships and related transactions.  Please advise or otherwise include appropriate disclosure in your next amendment.

RESPONSE

The Form 10-K/A being filed today includes disclosure under Part III, Item 13, responding to this comment.

Comment

Director Compensation, page 3

8.

Please revise your disclosure to clarify whether the re-election of directors occurs annually and the reasons behind Chairman’s grant of non-qualified options being five times greater than the grant to the other independent directors.

RESPONSE

Future proxy statements will clarify that all of the directors are re-elected annually.  The Form 10-K/A being filed today includes disclosure under Part III, Item 11, responding to this comment regarding the option grant to the Company’s Chairman under the heading Director’s Compensation.

Securities and Exchange Commission	Insignia Systems, Inc.
January 29, 2010	File #1-13471

Comment

Executive Compensation, page 10

Compensation Discussion & Analysis, page 10

9.

Your CD&A provides no analysis of how the compensation committee made its decisions regarding compensation paid to executives in 2008.  Your CD&A should clearly explain how the qualitative and quantitative items that the committee considered translated into objective pay determinations.  Please amend your Form 10-K to enhance your discussion significantly and to respond to the specific comments we have below.

RESPONSE

The Form 10-K/A being filed today includes additional disclosure in Part III, Item 11, responding to this comment under the heading Compensation Discussion and Analysis.

Comment

Base Salary, page 10

10.

In the first paragraph you disclose that the base salaries for your executive officers “are intended to be competitive with the median base salaries paid by other corporations similar to the [c]ompany”.  Since it appears that you benchmark your executives’ compensation, your disclosure would need to comply with Item 402(b)(2)(xiv) of Regulation S-K.  Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing.  In addition, in future filings, please clarify whether you benchmark your compensation, and if so, please made the appropriate disclosures, including among other things, identifying the companies comprising the peer group of corporations “similar” to the company.

RESPONSE

The Form 10-K/A being filed today includes additional disclosure in Part III, Item 11, responding to this comment under the heading Compensation Discussion and Analysis.  The Company does not consider its procedures to be benchmarking.

Comment

11.

We note that with the exception of Mr. Jones, the base salaries for the other executive officers were increased; however, you provide no analysis of the factors that the compensation committee considered for purposes of determining the amount of each executive officer’s base salary.  Please see Item 402(a)(v) of Regulation S-K.  Please revise your disclosure accordingly, and in addition disclose what type of compensation surveys the committee reviews and how such information influences the committee’s decisions.

Securities and Exchange Commission	Insignia Systems, Inc.
January 29, 2010	File #1-13471

RESPONSE

The Form 10-K/A being filed today includes additional disclosure in Part III, Item 11, responding to this comment under the heading Compensation Discussion and Analysis.

Comment

Annual Incentives, page 11

12.

Your disclosure about how the amount of incentive compensation is determined is overly broad and generic.  There is no analysis of how financial performance targets were determined, what their level of achievement was, and whether the compensation committee’s assessment of individual performance was based upon review of pre-established individual goals or whether it was based upon the committee’s subjective determination.

•

Please revise your disclosure to greatly enhance your analysis of how the committee determined the incentive compensation amounts, including a qualitative and quantitative discussion of the financial performance targets, and each executive’s individual targets.

•

Please disclose the actual level of achievement for each performance goal and how the ultimate level of award was determined.  Please see Item 402(b)(1)(v) of Regulation S-K.  We note footnote (3) disclosure to the summary compensation table on page 12.  The reference to achievement of “certain revenue and gross margin performance targets” is overly broad and generic.

•

Please note that to the extent that the compensation committee’s decisions regarding an executive officer’s individual performance were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, please ensure to disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

RESPONSE

The Form 10-K/A being filed today includes additional disclosure in Part III, Item 11, responding to this comment under the headings Compensation Discussion and Analysis and Summary Compensation Table.

Securities and Exchange Commission	Insignia Systems, Inc.
January 29, 2010	File #1-13471

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with questions or comments.

Very truly yours,

Insignia Systems, Inc.

/s/ Justin W. Shireman

Justin W. Shireman
Vice President, Finance and CFO